Exhibit 1

Media Release

23 August 2010

The Westpac Group August Trading Update

The Westpac Group today announced that its business had performed solidly over the June 2010 quarter.

Key features of the quarter included:

•                  Cash earnings (unaudited) totalling $1.4 billion for the June 2010 quarter.

•                  Stabilised asset quality leading to a further easing in impairment charges to around $300 million for the June 2010 quarter compared to an average of $440 million for the previous two quarters and an average of around $800m per quarter in 2009.

•                  Lending an additional $7 billion to households and small businesses and a $4 billion increase in customer deposits.

•                  A net interest margin for the quarter of 2.17%, down 2bps from the March 2010 quarter.

•                  Total revenues about 1% lower than the previous quarter, with lower Treasury and Markets income. Other WIB income and income from other Group items were also lower. Westpac Retail and Business Banking and St.George revenues were slightly higher in the quarter.

•                  Well-managed expenses and investment, with spending modestly higher than the previous quarter.

•                  The St.George portfolio achieving advanced accreditation under Basel II, contributing to a 30 basis point lift in the Group’s Tier 1 capital ratio to 8.9%, and demonstrating the robustness of our risk management framework.

•                  A secure funding position with $40 billion in term wholesale funding raised this financial year to date, completing our wholesale funding needs for the year.

Westpac Group CEO, Gail Kelly said: “The third quarter of the 2010 financial year has seen another solid performance with our strategy of actively supporting customers and deepening customer relationships gaining real momentum. Customer numbers have grown across all our brands with the average number of products per customer also increasing.

“Our multi-brand strategy continues to be a key point of differentiation, offering broader choices to customers, and attracting more business to the Group as a result.

“We expect further improvement in our businesses as we develop better technology and processing infrastructure to support our brands,” she added.

Mrs Kelly said that the operating environment remains challenging. “The Australian economy is robust but conditions in Europe and signs of slowing growth in the US

Westpac Banking Corporation

ABN 33 007 457 141

continue to create global uncertainty. In these circumstances we believe it is prudent to maintain our very strong capital levels and provisioning coverage.

“The uncertainty also supports our decision to lengthen the term of our wholesale funding and increase Westpac’s holdings of liquid assets. Funding costs continue to rise in line with the ongoing rollover of wholesale term funding at more expensive levels and from greater competition for customer deposits.

“Importantly, credit quality has clearly stabilised and we are seeing fewer new large stressed assets emerge. However, and consistent with this stage of the cycle, we  have seen a further rise in small business experiencing stress. In consumer lending, delinquencies are a few basis points higher although less than one half of a per cent of our mortgage borrowers are more than 90 days past due.

“From a strategic perspective the merger with St.George is now complete. Planned expense synergies are on track and key milestones have been delivered on time,” Mrs Kelly said.

Westpac also released its investor pack and Basel II Pillar 3 report demonstrating a strong and improved capital position with a Tier 1 ratio of 8.9% and a total capital ratio of 10.8%.

Ends.

For Further Information David Lording Westpac Media Relations Ph: 02 8253 3510 Ph: 0419 683 411	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Ph: 0438 284 863